EXHIBIT 99.1

Osisko Announces Purchase of Royalties From Barrick

MONTREAL, Oct. 27, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) (OR: TSX & NYSE) is pleased to announce that it has concluded a transaction with Barrick TZ Limited, a subsidiary of Barrick Gold Corporation (“Barrick”), to acquire the following royalties for total cash consideration of US$11,750,000:

  a 2% NSR royalty on the AfriOre and Gold Rim licenses comprising the West Kenya project operated by Shanta Gold Limited (“Shanta Gold”);

  a 1% NSR royalty on the Frontier project operated by Metalor SA, a private company; and

  a 1% NSR royalty on the Central Houndé project operated by Thor Explorations Ltd. (“Thor”)

Sandeep Singh, President and CEO of Osisko commented, “We are pleased to add, to our portfolio, royalties on prospective projects that are multiple-hundreds of square kilometers in size. West Kenya, the most advanced asset, comprises a district-scale 1,162km2 land package which already contains a robust initial high-grade resource with a potential long life, low cost, high return project. Recent drill results, which rank amongst the best in the sector, highlight the high grade nature of the deposit and its growth potential. The project is an important growth asset for Shanta Gold, a company with an operating mine in the region and the ability to fast-track towards production. This latest suite of royalties underscores Osisko’s ongoing discipline towards acquiring high quality royalties and streams with attractive rates of return.”

About the Royalties

West Kenya is a development-stage, high-grade gold project located in the Lake Victoria gold field. Shanta Gold published a scoping study in October 2020 that outlined a 9-year mine life producing approximately 105,000 ounces of gold per year from an inferred resource base of 2.9 million tonnes grading 12.6 g/t for 1.18 million ounces of gold. The project is currently envisaged as a combined open pit and underground operation focused on the Isulu and Bushiangala deposits in the northwest corner of the 1,162km2 land package. Shanta Gold is currently infill drilling to advance the project to prefeasibility and, subject to a positive investment decision, anticipates initial production in 2025. Recent drilling results have yielded numerous high-grade intervals including 4.0 meters grading 706.3 g/t gold and 6.0 meters grading 219.5 g/t gold. In addition to the existing resource, Shanta Gold has identified multiple drill prospects within the broader district.

The Frontier royalty applies to two exploration permits in southeastern Burkina Faso covering an area of approximately 400km2 within the highly prospective Houndé gold belt, which has a +20Moz endowment along the 200km trend. Metalor is conducting an 18,000-meter air-core drilling exploration program on the property.

The Central Houndé royalty applies over an area of 474km2 in the middle of the Houndé gold belt in Burkina Faso and is located between Sarama Resources’ Santura project to the south and Endeavour Mining’s Houndé mine to the north. To date Thor has identified three priority targets following approximately 23,000 meters of drilling.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor
Vice President, Investor Relations
Tel: (514) 940-0670 #105
Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, the general performance of the assets of Osisko, and the results of exploration, development and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.